Exhibit 1

NOTE AMENDMENT AND WAIVER AGREEMENT

This NOTE AMENDMENT AND WAIVER AGREEMENT (this “Amendment and Waiver”), dated as of February 2, 2011 (the “Effective Date”), by and between Vertical Health Solutions, Inc. a Florida corporation (the “Company”), and each of the holders of the promissory notes listed on the signature page hereto (the “Holders”).

WHEREAS, the Holders own certain promissory notes (the “Notes”) issued by the Company set forth on Schedule A hereto;

WHEREAS, the Company intends to enter into that certain merger agreement, dated as of February 1, 2011 (the “Merger Agreement”), whereby a wholly-owned subsidiary of the Company will be merger with and into OnPoint Medical Diagnostics, Inc. (the “Merger”);

WHEREAS, as a condition to the Merger, the Company must extinguish certain of its outstanding liabilities, including the Notes;

WHEREAS, as consideration for repayment of the Notes, the Holders have agreed to (i) convert such Notes into shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) and (ii) consent to the Merger; and

WHEREAS, the Company and the Holders now desire to amend the Notes to convert such Notes into shares of Common Stock, and in consideration therefor, each Holder has agreed to convert the Note held by such Holder and consent to the Merger.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Note Amendment. Effective upon the date hereof, the following provision is hereby added to each Note:

“Conversion into Common Shares. The Holder shall have the option to convert, as a whole or in part, up to the entire amount outstanding (including all principal and any accrued and unpaid interest, if applicable) under this Note into shares of common stock, par value $0.001 per share of Vertical Health Solutions, Inc. (the “Common Shares”) at any time or from time to time at a conversion price equal to $0.001124253 per share (the “Conversion Price”).”

2. Conversion of Notes. On the effective date of the Merger and immediately prior to the reverse stock split as contemplated by the Merger Agreement, each Holder hereby agrees to convert the outstanding principal amount and any accrued and unpaid interest (if applicable) of the related Notes into Common Stock pursuant to Section 1 above. Thereafter, such Holder shall not have any further rights, obligations, interests, benefits or claims under such Notes.

3. Consent to Merger Agreement. Each Holder hereby consents to the Merger and entry by the Company into the Merger Agreement. Each Holder acknowledges and agrees that the Company will rely on this Amendment and Waiver in connection with the Merger and to satisfy the conditions set forth therein.

4. This Amendment and Waiver shall be enforced, governed and construed in all respects in accordance with the laws of the State of Delaware and shall be binding upon the Holders, the Holders’ heirs, estate, legal representatives, successors and assigns and shall inure to the benefit of the Company, its successors and assigns

5. This Amendment and Waiver may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument, and may be executed by facsimile signatures.

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IN WITNESS WHEREOF, this Amendment and Waiver has been duly executed by the parties hereto as of the date first written above.

COMPANY:

VERTICAL HEALTH SOLUTIONS, INC.

By:	/s/ Stephen Watters
	Name:	Stephen M. Watters
	Title:	Chief Executive Officer

HOLDERS:

By:	/s/ Alfredo Scalzo
	Name:	Alfredo P. Scalzo
Title: